February 6, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:
Concurrent Computer Corporation
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 27, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 28, 2014
File No. 000-13150

Dear Mr. Gilmore:

We are writing in response to the letter (the “Comment Letter”) dated February 3, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Concurrent Computer Corporation (the “Company”) Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended September 30, 2014 (the “Form 10-Q”). The responses are set forth below following the text of the paragraph of the Comment Letter to which our response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 9A. Controls and Procedures, page 40

Staff Comment 1: We note your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures as of June 30, 2014 were effective; however, you did not include the definition of disclosure controls and procedures or refer to such definition as stated in the Exchange Act Rules. Please confirm to us, if true, that your officers concluded your disclosure controls and procedures are effective as of June 30, 2014, to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission´s rules and forms and also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Further, in future filings, revise your disclosures to include the full definition of disclosure controls and procedures or clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. We refer you to Item 307 of Regulation S-K.

CONCURRENT COMPUTER CORPORATION • 4375 RIVER GREEN PARKWAY, SUITE 100, DULUTH, GA 30096 • PHONE 678.258.4000 • 678.258.4300

Response 1: The Company confirms that its officers concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2014, and such evaluation and conclusion was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. In future filings, the Company will revise its disclosures to include the full definition of disclosure controls and procedures and clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures; Changes in Internal Control Over Financial Reporting, page 24

Staff Comment 2: We note that your chief executive officer and chief financial officer performed an evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2014; however, you did not include your conclusion on the effectiveness of your disclosure controls and procedures as of that date. Please amend this Form 10-Q and revise your disclosures here to include the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of September 30, 2014. We refer you to Item 307 of Regulation S-K.

Response 2: The Company’s chief executive officer and chief financial officer concluded that the effectiveness of the Company’s disclosure controls and procedures were effective as of September 30, 2014. Due to a scrivener’s error, the Company’s disclosure inadvertently referred to the Company’s internal control over financial reporting in lieu of its disclosure controls and procedures. The Company will amend the Form 10-Q to reflect the following revised language:

Evaluation of Disclosure Controls and Procedures; Changes in Internal Control Over Financial Reporting

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2014. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management concluded that our disclosure controls and procedures were effective as of September 30, 2014.

Staff Comment 3: We further note you state that management concluded that your internal control over financial reporting was effective as of September 30, 2014. It is unclear to us why you have included this statement and under what basis such conclusion was reached. Please remove this disclosure in your amended filing or explain to us why you believe such disclosure is appropriate.

Response 3: As discussed in Response 2 above, this statement reflects a scrivener’s error in which the Company inadvertently referred to the Company’s internal control over financial reporting in lieu of its disclosure controls and procedures. The Company’s chief executive officer and chief financial officer concluded that the effectiveness of the Company’s disclosure controls and procedures were effective as of September 30, 2014 but did not intend to make a statement with respect to the effectiveness of the Company’s internal control over financial reporting as of such date. The Company will file an amended Form 10-Q reflecting the removal of the reference to the effectiveness of the Company’s internal control over financial reporting, as set forth in Response 2 above.

CONCURRENT COMPUTER CORPORATION • 4375 RIVER GREEN PARKWAY, SUITE 100, DULUTH, GA 30096 • PHONE 678.258.4000 • 678.258.4300

Exhibits 32.1 and 32.2

Staff Comment 4: Your Section 906 certifications refer to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 rather than the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. Please revise these certifications to refer to the appropriate form and period, which will be Form 10-Q/A for the quarter ended September 30, 2014, and file with your amended Form 10-Q. Also update the Section 302 certifications included as Exhibits 31.1 and 31.2 with the current date and file those with your amended Form 10-Q.

Response 4: These certifications reflect a scrivener’s error. The Company will revise the Section 906 certifications to refer to the appropriate form and period and update the Section 302 certifications with the current date and file such certifications with the amended Form 10-Q referenced above.

Please feel free to contact me at (678) 258-4000 with any questions concerning this letter.

CONCURRENT COMPUTER CORPORATION

By:	/s/ Emory O. Berry
Emory O. Berry
Chief Financial Officer

cc:
Megan Akst, Senior Staff Accountant, Securities and Exchange Commission
Melissa Kindelan, Senior Staff Accountant, Securities and Exchange Commission
Derek Elder, President and Chief Executive Officer, Concurrent Computer Corporation
Davina Furnish, General Counsel and Corporate Secretary, Concurrent Computer Corporation
Warren Sutherland, Corporate Controller, Concurrent Computer Corporation
Keith Townsend, Partner, King & Spalding LLP
Pam Blackburn, Partner, Deloitte Touche Tohmatsu

CONCURRENT COMPUTER CORPORATION • 4375 RIVER GREEN PARKWAY, SUITE 100, DULUTH, GA 30096 • PHONE 678.258.4000 • 678.258.4300